Sun Life Financial announces offering of
Subordinated Unsecured Debentures

TORONTO, ON – (May 8, 2014) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Corporation") announced today that it intends to issue in Canada up to $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 (the "Series 2014-1 Debentures"). The offering is expected to close on May 13, 2014 and the proceeds will be used for general corporate purposes, which may include investments in subsidiaries and repayment of indebtedness.

Details of the offering will be set out in a pricing supplement that the Corporation intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated April 16, 2013, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Series 2014-1 Debentures will be sold on a best efforts agency basis by a syndicate led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc., as co-leads. The proceeds from this offering are expected to qualify for Tier 2B capital.

The Series 2014-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014 the Sun Life Financial group of companies had total assets under management of $671 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com